November 19, 1995


Board of Directors
First Interstate Bancorp
633 West Fifth Street
Los Angeles, California  90071

Gentlemen and Madame:

On November 5, 1995, First Interstate Bancorp (the "Company") and First Bank System, Inc. ("FBS") entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among other things, for the merger of the Company with Eleven Acquisition Corp., a wholly owned subsidiary of FBS (the "Merger"). Pursuant to the Merger, each outstanding share of Common Stock, par value $2.00 per share (the "Shares"), of the Company will be converted into 2.6 shares (the "Exchange Ratio") of Common Stock, par value $1.25 per share, of FBS.

We have delivered to you, on November 5, 1995, our oral opinion as to the fairness of the Exchange Ratio to the holders of Shares. We also have confirmed our oral opinion in our written opinion dated November 6, 1995. The information, analyses, assumptions and limitations contained or referred to in our November 6, 1995 written option are made a part of this letter and are incorporated herein by reference.

It is understood that this letter is for the information of the Board of Director of the Company only and does not constitute a recommendation to stockholders of the Company as to the voting of their shares on the proposed Merger or any other transaction.

This is to advise you that, as of the date hereof, nothing has come to our attention that would cause us to withdraw or amend either our oral opinion delivered to you on November 5, 1995, or the confirmation thereof delivered to you in our written opinion dated November 6, 1995.


Very truly yours,



GOLDMAN, SACHS & CO.